Exhibit (a)(1)(G)

Screen shots of agreement to terms of election

Exhibit (a)(1)(G)

Agreement to Terms of Election

1. Offer Documents. I hereby acknowledge that I have read the documents related to the offer listed below:

Offer To Amend Certain Outstanding Options

Election form

Instructions to the Election form

2. Electronic Communications. I acknowledge that the documents related to the offer and communications regarding the offer may have been delivered to me electronically. Such means of electronic delivery may have included, but did not necessarily include, the delivery of a weblink to a UnitedHealth Group Incorporated (“UnitedHealth Group”) intranet site, the delivery of a document via e-mail or such other means of delivery specified by UnitedHealth Group. By executing this Agreement, I acknowledge that I have read this provision and consent to the electronic delivery of the documents. I acknowledge that I may receive from UnitedHealth Group a paper copy of any documents delivered electronically at no cost to me by contacting UnitedHealth Group by e-mail or telephone using the contact information on the instructions to the election form. I further acknowledge that I will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, I understand that I must provide UnitedHealth Group with a paper copy of any documents if my attempted delivery of such documents electronically fails.

3. Election Form. I understand that I must fully complete the election form (and properly sign, in the case of a paper election form) and either electronically submit it to UnitedHealth Group via the offer website or return it via fax to the Vice President of Employee Relations at (952) 936-3052 prior to the expiration of the offer.

I further understand that UnitedHealth Group intends to send me an e-mail at my e-mail address listed below (or letter if I do not provide an e-mail address) within two U.S. business days after the submission of my election form. If I have not received an e-mail or other written confirmation within the two U.S. business days, I agree that it is my responsibility to confirm that UnitedHealth Group has received my complete submission.

4. Change or Withdraw Election. Until the expiration date, I will have the right to change or withdraw my election with respect to my eligible options. However, after the expiration date, I will have no further right to change or withdraw my election with respect to my eligible options. If UnitedHealth Group has not accepted my election by 11:59 p.m., Central Time, on August 7, 2007, I may withdraw my election at any time thereafter.

5. Cessation of Employment. If I cease to remain employed by UnitedHealth Group or any of its subsidiaries after I elect to participate with respect to my eligible options, but before UnitedHealth Group accepts my amendment election, my eligible options will not be amended, and I will not become entitled to any cash payment.

6. Termination or Amendment of the Offer. Under certain circumstances set forth in the offer documents, UnitedHealth Group may terminate or amend the offer and postpone its acceptance and amendment of the elections. In the event UnitedHealth Group does not accept my election to participate with respect to eligible options, those options will remain outstanding until they expire by their terms and will retain their current exercise price, current exercise terms and current vesting schedule.

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election, my eligible options will not be amended, and I will not become entitled to any cash payment.

6. *Termination or Amendment of the Offer.* Under certain circumstances set forth in the offer documents, UnitedHealth Group may terminate or amend the offer and postpone its acceptance and amendment of the elections. In the event UnitedHealth Group does not accept my election to participate with respect to eligible options, those options will remain outstanding until they expire by their terms and will retain their current exercise price, current exercise terms and current vesting schedule.

7. *Documentation Evidencing Amendment of the Options.* Promptly after the expiration of the offer and upon UnitedHealth Group's acceptance of my election, UnitedHealth Group will send me documentation evidencing the amendment of the options I elect to amend and my right to receive a cash payment for the eligible options I elected to have amended.

8. *Important Tax Information.* UnitedHealth Group will not give me tax advice with respect to the offer or specific to my individual circumstance and has advised me to consult with my own tax, financial and legal advisors regarding the federal, state and local tax consequences of participating or not participating in the offer.

I am not required to participate in the offer. However, if I do not elect to participate with respect to my eligible options or if those options are not otherwise amended pursuant to the offer, then I am solely responsible for Section 409A taxes with respect to those eligible options, and UnitedHealth Group will not reimburse me for any Section 409A taxes with respect to those eligible options.

9. *No Recommendation.* I understand that neither UnitedHealth Group nor UnitedHealth Group's Board of Directors is making any recommendation as to whether I should accept or refrain from accepting the offer to amend my eligible options, and that I must make my own decision whether to elect to participate in the offer, after taking into account my own personal circumstances and preferences. I understand that the amended options resulting from the amendment of my tendered eligible options may decline in value and may be "out of the money" when I decide to exercise those options. I further understand that past and current market prices of UnitedHealth Group common stock may provide little or no basis for predicting what the market price of UnitedHealth Group common stock will be when UnitedHealth Group amends my tendered option or at any other time in the future.

10. *Acceptance of the Terms of the Offer.* My election through the procedures described in Section 5 of the Offer to Amend and the instructions to the election form constitute my acceptance of all of the terms and conditions of the offer. UnitedHealth Group's acceptance of my elections for amendment will constitute a binding agreement between UnitedHealth Group and me upon the terms and subject to the conditions of the offer.

11. *Election to Participate.* I am the registered holder of the eligible options tendered hereby, and my name, employee identification number and other information appearing in this election form are true and correct. I hereby elect to participate in the offer with respect to my eligible options as previously identified in accordance with the Offer to Amend. I agree and understand that all of the eligible options that I have elected to participate in the offer will be amended by UnitedHealth Group.

Email Address	WEBDEV@SOS-TEAM.COM
Employee ID	456

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